Exhibit 12.1

ONEBEACON INSURANCE GROUP, LTD.

Computation of Ratio of Earnings (Loss) to Fixed Charges

($ in millions except ratios)

	Year Ended
	2004	2005	2006	2007	2008

Consolidated pre-tax income (loss) from continuing operations before equity in earnings of affiliates and discontinued operations	$182.1	$262.8	$304.1	$398.5	$(602.3)

Distributed income of equity investees	—	—	70.0	—	—

Interest expense on debt	45.0	44.1	45.5	45.2	44.9

Interest portion of rental expense	11.4	11.6	13.6	11.1	7.4

Earnings (loss)	$238.5	$318.5	$433.2	$454.8	$(550.0)

Interest expense on debt	45.0	44.1	45.5	45.2	44.9

Interest portion of rental expense	11.4	11.6	13.6	11.1	7.4

Fixed charges	$56.4	$55.7	$59.1	$56.3	$52.3

Ratio of earnings (loss) to fixed charges	4.2	5.7	7.6	8.1	(10.5)